Exhibit 99.1

Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Caledonia Re-files Technical Report

July 17, 2015: Caledonia Mining (“Caledonia”) announces the filing of an updated technical report containing a summary of its revised preliminary economic assessment (“PEA”).  In November 2014 Caledonia commissioned Minxcon (Pty) Ltd. (“Minxcon”) to complete a scoping level study on the Blanket Mine which comprises an initial extension from below 750 m Level to 1,080 m Level, in the form of a PEA. The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.  The original PEA, as summarized in Caledonia’s press releases dated November 3, 2014 and December 2, 2014, calculated the project economics on the basis of the combined values of the mine plan based on the reserves and resources above the 750 m Level and the extension area below 750 m Level.

At the request of the Ontario Securities Commission, Minxcon has revised the PEA to consider the expansion project below 750 m as a stand-alone project. The revised PEA thus reflects the Project economics on a stand-alone basis, and the economic analysis is based on an assumed requirement to raise money for the expansion capital expenditures, despite the fact that Caledonia expects to fund those capital expenditures from cash flow from the existing mine operations.  On this basis, the best-estimated net present value (NPV) of the extension project was calculated at US$65 million at a real discount rate of 8.36%. The internal rate of return (IRR) was calculated at 42%.  The revised PEA is summarized in an updated Technical Report dated July 1, 2015.  The revised PEA supersedes and replaces the original PEA prepared on a combined basis.

There have been no changes in the timing and quantum of anticipated production and capital and operating expenditures from the assumptions that were used in the PEA that was filed in December 2014.

There is no certainty that the PEA will be realised. The updated Technical Report was authored by Daan van Heerden, Uwe Englemann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon (Pty) Ltd., each of whom is a qualified person who is independent of Caledonia for the purposes of National Instrument 43-101.

The updated Technical Report, which includes the revised PEA, is being filed today and will be available for download on the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Halimah Hussain/Megan Ray Tel: +44 20 7138 3204